UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Interim Financial Results
On March 30, 2026, Endava plc issued its condensed consolidated interim financial results for the six months ended December 31, 2025, a copy of which is attached hereto as Exhibit 99.1.
Corporate Information

Endava plc's agent for service of process in the United States is Endava Inc., located at 757 Third Avenue, Suite 1901, New York, NY 10017, and the telephone number for Endava Inc. is +1 (917) 613-3859. Such appointment as referenced herein, and in any other filings by Endava plc with the United States Securities and Exchange Commission (“SEC”), applies solely in relation to notices and communications issued by the SEC with respect to Endava plc's filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

INCORPORATION BY REFERENCE

Exhibit 99.1 is hereby expressly incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-229213) and registration statements on Form S-8 (File Nos. 333-228717, 333-248904, 333-259900, 333-268067, 333-274571, 333-282207 and 333-290043), and any related prospectuses, as such registration statements may be amended from time to time, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT LIST

Exhibit	Description
99.1	Endava plc condensed consolidated interim results for the six months ended December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: March 30, 2026	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer